EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170597 on Form S-8 and to the use of our reports dated March 13, 2019 relating to the consolidated financial statements of TransGlobe Energy Corporation and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2018.

/s/ Deloitte LLP
Chartered Professional Accountants

Calgary, Canada
March 13, 2019